ING Life Insurance and Annuity Company
and its
Variable Annuity Account I

Retirement Master

**Supplement dated February 2, 2010 to the Contract Prospectus, Contract Prospectus
Summary and Statement of Additional Information (SAI),
each dated May 1, 2009, as amended**

The information in this Supplement updates and amends certain information contained in your
variable annuity Contract Prospectus, Contract Prospectus Summary and SAI. Please read it
carefully and keep it with your current variable annuity Contract Prospectus, Contract Prospectus
Summary and SAI for future reference.

IMPORTANT INFORMATION REGARDING UPCOMING FUND LIQUIDATION

On December 23, 2009, the Board of Trustees of Premier VIT approved a plan of liquidation,
termination and dissolution relating to the OpCap Mid Cap Portfolio. It is expected that the
liquidation will take place after the close of business on April 16, 2010 (the "Closing Date").

Voluntary Transfers Before the Effective Date of the Liquidation. Anytime prior to the
Closing Date you may transfer amounts that you have allocated to the subaccount that invests in
the OpCap Mid Cap Portfolio to any of the other available investment options. There will be no
charge for any such transfer, and any such transfer will not count as a transfer when imposing any
applicable restriction or limit on transfers.

You may give us alternative allocation instructions at any time by contacting our Customer
Service Center at:

> ING
> USFS Customer Service
> Defined Contribution Administration
> P.O. Box 990063
> Hartford, CT 06199-0063
> 1-800-262-3862

**See also the Transfers section on page 11 of your Contract Prospectus or the Investment
Options section of your Contract Prospectus Summary for further information about
making allocation changes.** More information about the funds available through your contract,
including information about the risks associated with investing in these funds, can be found in the
current prospectus and SAI for that fund. You may obtain these documents by contacting us at
our Customer Service Center noted above.

Automatic Reallocation Upon Liquidation. After the Closing Date and our receipt of the proceeds from the liquidation of the OpCap Mid Cap Portfolio, amounts that were allocated to the subaccount that invested in this portfolio will be automatically reallocated to the subaccount that invests in the ING Money Market Portfolio. There will be no charge for this automatic reallocation, and this automatic reallocation will not count as a transfer when imposing any applicable restriction or limit on transfers. Furthermore, you will not incur any tax liability because of this automatic reallocation, and your account value immediately before the reallocation will equal your account value immediately after the reallocation.

Future Allocations. After the Closing Date, the subaccount that invested in the OpCap Mid Cap Portfolio will no longer be available through your Contract Prospectus or Contract Prospectus Summary. Any future allocations directed to the subaccount that invested in this portfolio will be automatically allocated to the subaccount that invests in the ING Money Market Portfolio.

Information about the ING Money Market Portfolio. Summary information about the ING Money Market Portfolio can be found in Appendix III – Description of Underlying Funds in your Contract Prospectus, and in the fund fact sheet for that fund. More detailed information can be found in the current prospectus and SAI for that fund. You may obtain these documents by contacting our Customer Service Center as noted on the previous page.

There will be no further disclosure regarding the OpCap Mid Cap Portfolio in future Contract Prospectuses or Contract Prospectus Summaries.

Insurance products issued by ING Life Insurance and Annuity Company. Securities offered through ING Financial Advisers, LLC (Member SIPC), One Orange Way, Windsor, CT 06095-4774, or through other broker-dealers with which it has a selling agreement. These companies are wholly owned, indirect subsidiaries of ING Groep N.V. Insurance obligations are the responsibility of each individual company.